VIA ELECTRONIC TRANSMISSION

March 23, 2018

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	LONCOR RESOURCES INC
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA54179W1014

	CUSIP:	54179W101

2	Date Fixed for the Meeting:	May 9, 2018

3	Record Date for Notice:	April 9, 2018

4	Record Date for Voting:	April 9, 2018

5	Beneficial Ownership Determination Date:	April 9, 2018

6	Classes or Series of Securities that entitle	COMMON
the holder to receive Notice of the Meeting:

7	Classes or Series of Securities that entitle	COMMON
the holder to vote at the meeting:

8	Business to be conducted at the meeting:	Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials
	directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,
TSX Trust Company

" Rosa Vieira "
Senior Relationship Manager
Rosa.Vieira@tmx.com
301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1	www.tsxtrust.com